 Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2025, and for the three-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 93, beginning on July 1, 2025

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate and agricultural activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 631,844,155 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 632

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Consultores Venture Capital Uruguay S.A. and Consultores Asset Management S.A..

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A.) - Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Consultores Asset Management S.A.).

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 230,771,688 shares

Voting stock (direct and indirect equity interest): 36.84% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 nominal value and 1 vote each	631,844,155 (**)	632

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CNV	Securities Exchange Commission (Argentina)
CODM	Chief operating decision maker
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
EHSA	Entertainment Holdings S.A.
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
MEP	Electronic Payment Market
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Puerto Retiro	Puerto Retiro S.A.
U.S.	United States

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of September 30, 2025 and June 30, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2025	06.30.2025
ASSETS
Non-current assets
Investment properties	8	2,784,876	2,547,600
Property, plant and equipment	9	803,282	755,215
Trading properties	10	140,930	132,164
Intangible assets	11	30,447	30,201
Right-of-use assets	12	163,491	129,319
Biological assets	13	48,718	46,152
Investment in associates and joint ventures	7	192,278	198,731
Deferred income tax assets	21	14,128	13,650
Income tax credit		76	81
Restricted assets	15	4,394	-
Trade and other receivables	16	196,134	186,215
Investment in financial assets	15	37,373	29,492
Derivative financial instruments	15	2,861	2,616
Total non-current assets		4,418,988	4,071,436
Current assets
Trading properties	10	35,621	37,825
Biological assets	13	83,858	111,989
Inventories	14	218,242	187,997
Income tax credit		626	1,284
Trade and other receivables	16	448,266	469,279
Investment in financial assets	15	395,369	239,715
Derivative financial instruments	15	13,440	7,186
Cash and cash equivalents	15	224,748	265,826
Total current assets		1,420,170	1,321,101
TOTAL ASSETS		5,839,158	5,392,537
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		1,085,491	1,028,513
Non-controlling interest		1,439,959	1,317,404
TOTAL SHAREHOLDERS' EQUITY		2,525,450	2,345,917
LIABILITIES
Non-current liabilities
Trade and other payables	18	71,290	81,994
Borrowings	20	1,014,472	855,537
Deferred income tax liabilities	21	968,721	915,093
Provisions	19	44,519	34,367
Payroll and social security liabilities		126	132
Income tax liabilities		23,458	-
Lease liabilities	12	118,392	93,726
Derivative financial instruments	15	5,496	4,204
Total non-current liabilities		2,246,474	1,985,053
Current liabilities
Trade and other payables	18	414,938	350,245
Borrowings	20	500,071	567,735
Provisions	19	4,650	5,557
Payroll and social security liabilities		40,477	40,339
Income tax liabilities		58,258	60,134
Lease liabilities	12	44,817	33,761
Derivative financial instruments	15	4,023	3,796
Total Current liabilities		1,067,234	1,061,567
TOTAL LIABILITIES		3,313,708	3,046,620
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		5,839,158	5,392,537

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2025	09.30.2024 Restated (i)
Revenues	22	318,529	269,701
Costs	23	(209,867)	(182,827)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(1,759)	(2,582)
Changes in the net realizable value of agricultural products after harvest		7,272	2,666
Gross profit		114,175	86,958
Net gain / (loss) from fair value adjustment of investment properties	8	217,265	(292,780)
Gain from disposal of farmlands		-	28,938
General and administrative expenses	24	(27,842)	(26,256)
Selling expenses	24	(27,840)	(24,155)
Other operating results, net	25	(7,805)	(152)
Management fees		(2,968)	-
Profit / (loss) from operations		264,985	(227,447)
Share of (loss) / profit of associates and joint ventures	7	(4,663)	9,446
Profit / (loss) before financial results and income tax		260,322	(218,001)
Finance income	26	4,298	5,487
Finance cost	26	(36,577)	(23,785)
Other financial results	26	(36,119)	69,910
Inflation adjustment	26	(1,084)	8,367
Financial results, net	26	(69,482)	59,979
Profit / (loss) before income tax		190,840	(158,022)
Income tax	21	(80,707)	80,135
Profit / (loss) for the period		110,133	(77,887)

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (ii)		58,492	(24,278)
Revaluation surplus		-	329
Total other comprehensive income / (loss) for the period		58,492	(23,949)
Total comprehensive income / (loss) for the period		168,625	(101,836)
Profit / (loss) for the period attributable to:
Equity holders of the parent		36,844	(34,655)
Non-controlling interest		73,289	(43,232)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		57,472	(43,081)
Non-controlling interest		111,153	(58,755)
Profit / (loss) for the period per share attributable to equity holders of the parent (iii):
Basic		60.53	(58.29)
Diluted		55.80	(58.29) (iv)

(i)
See Note 1 to these Consolidated Financial Statements.
(ii)
The components of other comprehensive income/ (loss) do not generate an impact on income tax..
(iii)
See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2025.
(iv)
Given that the result for the period showed losses, there is no diluted effect of such result.

  The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares (iii)	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2025	607	7	301,261	23,261	386,435	(33,186)	45,794	218,736	85,598	1,028,513	1,317,404	2,345,917
Profit for the period	-	-	-	-	-	-	-	-	36,844	36,844	73,289	110,133
Other comprehensive income for the period	-	-	-	-	-	-	-	20,628	-	20,628	37,864	58,492
Total comprehensive income for the period	-	-	-	-	-	-	-	20,628	36,844	57,472	111,153	168,625
Reserve for share-based payments	-	-	-	-	-	-	-	1	-	1	66	67
Dividends distribution	-	-	-	-	-	-	-	-	-	-	(3,004)	(3,004)
Exercise of warrants (ii)	18	-	-	(4,011)	13,631	-	-	-	-	9,638	4,199	13,837
Changes in non-controlling interest	-	-	-	-	-	-	-	(10,133)	-	(10,133)	10,133	-
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	-	-	(43)	(43)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	51	51
Balance as of September 30, 2025	625	7	301,261	19,250	400,066	(33,186)	45,794	229,232	122,442	1,085,491	1,439,959	2,525,450

(i) Includes ARS 1 of Inflation adjustment of treasury shares as of September 30, 2025. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) As of September 30, 2025, the remaining warrants to exercise amount to 60,669,566. See Note 31 to these Financial Statements.
(iii) On September 26, 2025, the Company transferred 1,054,383 treasury shares to a trust with the purpose of allocating them to a new long-term incentive plan for certain employees.
(iv) Group’s other reserves for the period ended September 30, 2025 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2025	(11,883)	(28,317)	2,898	276,900	(20,862)	218,736
Other comprehensive income / (loss) for the period	-	20,639	-	-	(11)	20,628
Total comprehensive income / (loss) for the period	-	20,639	-	-	(11)	20,628
Reserve for share-based payments	-	-	-	-	1	1
Changes in non-controlling interest	-	-	-	-	(10,133)	(10,133)
Balance as of September 30, 2025	(11,883)	(7,678)	2,898	276,900	(31,005)	229,232

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024 restated (i)	594	2	301,259	27,297	373,510	(33,025)	40,564	227,832	88,310	1,026,343	1,281,900	2,308,243
Loss for the period restated (i)	-	-	-	-	-	-	-	-	(34,655)	(34,655)	(43,232)	(77,887)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(8,426)	-	(8,426)	(15,523)	(23,949)
Total comprehensive loss for the period restated (i)	-	-	-	-	-	-	-	(8,426)	(34,655)	(43,081)	(58,755)	(101,836)
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	(9,118)	(9,118)
Reserve for share-based payments	-	-	-	-	-	(161)	-	162	-	1	71	72
Exercise of warrants	2	-	42	(552)	1,763	-	-	-	-	1,255	2,293	3,548
Changes in non-controlling interest	-	-	-	-	-	-	-	(2,695)	-	(2,695)	(8,854)	(11,549)
Dividends distribution	-	-	-	-	-	-	-	-	-	-	(4,390)	(4,390)
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	113	113
Balance as of September 30, 2024 restated (i)	596	2	301,301	26,745	375,273	(33,186)	40,564	216,873	53,655	981,823	1,203,260	2,185,083

(i) See Note 1 to these Consolidated Financial Statements.
(ii) Includes ARS 1 of Inflation adjustment of treasury shares as of September 30, 2024. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2025.
(iii) Group’s other reserves for the period ended September 30, 2024, were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024 restated (i)	(4,098)	(10,846)	40,770	2,898	194,498	4,610	227,832
Other comprehensive (loss) / income for the period	-	(8,749)	-	-	-	323	(8,426)
Total comprehensive (loss) / income for the period	-	(8,749)	-	-	-	323	(8,426)
Reserve for share-based payments	163	-	-	-	-	(1)	162
Changes in non-controlling interest	-	-	-	-	-	(2,695)	(2,695)
Balance as of September 30, 2024 restated (i)	(3,935)	(19,595)	40,770	2,898	194,498	2,237	216,873

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the three-month periods ended September 30, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2025	09.30.2024 Restated (i)
Operating activities:
Net cash generated from operating activities before income tax paid	15	156,066	56,655
Income tax paid		(4,099)	(3,328)
Net cash generated from operating activities		151,967	53,327
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		-	3,206
Capital contributions to associates and joint ventures		(315)	-
Acquisition of participation in associate		(6,319)	-
Acquisition and improvement of investment properties		(17,574)	(18,277)
Proceeds from sales of investment properties		-	138
Acquisitions and improvements of property, plant and equipment		(12,596)	(14,291)
Acquisition of intangible assets		(340)	(1,590)
Proceeds from sales of property, plant and equipment		16,550	3,654
Loans granted		(306)	-
Proceeds from loans granted		476	293
Acquisitions of investments in financial assets		(405,825)	(121,359)
Proceeds from disposal of investments in financial assets		244,497	75,249
Interest received from financial assets		22,300	4,577
Payments of derivative financial instruments, net		638	(273)
Net cash used in investing activities		(158,814)	(68,673)
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		147,329	47,369
Payment of borrowings and non-convertible notes		(154,704)	(72,397)
(Payment) / obtaining of short term loans, net		(6,368)	50,005
Interest paid		(33,036)	(26,711)
Capital contributions from non-controlling interest in subsidiaries		51	113
Lease liabilities paid		(1,098)	(1,854)
Repurchase of treasury shares		-	(9,118)
Exercise of warrants		13,837	3,548
Repurchase of non-convertible notes		(5,199)	(18,340)
Net cash used in financing activities		(39,188)	(27,385)
Net decrease in cash and cash equivalents		(46,035)	(42,731)
Cash and cash equivalents at the beginning of the period	15	265,826	169,364
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		1,760	4,386
Inflation adjustment		3,197	(1,749)
Cash and cash equivalents at the end of the period	15	224,748	129,270

(i) See Note 1 to these Consolidated Financial Statements.

 The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. These entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on November 10, 2025.

As of September 30, 2025, the Group operates in two major lines of business: (i) agricultural business and (ii) urban property and investment business.

Retroactive Restatement of Previously Issued Financial Statements – Correction in the Inflation Adjustment of the Share Premium Related to the Exercise of Warrants

While preparing the financial statements for the year ended June 30, 2025, the Company’s management identified an error in the computation of the inflation adjustment of the share premium arising from the exercise of warrants during the fiscal years ended June 30, 2024, 2023, and 2022.

This error resulted in a duplication of the recognition of the inflation adjustment of the share premium related to the exercise of warrants, which led to an incorrect inflation adjustment loss reported in the income statement for those years. This error also impacts other items such as management fees, which should have resulted in a higher income tax carryforward. However, since tax loss carryforwards are provided for, this correction did not affect the income tax charge for the years presented.

As a result of the foregoing, the Company retroactively restated the affected items of its previously issued financial statements, correcting the identified error in accordance with IAS 8. The impacts on the Condensed Interim Consolidated Financial Statements as of September 30, 2024, are detailed below:

	09.30.2024 As previously reported	RECPAM (Inflationary effect)	09.30.2024	Error correction	09.30.2024 Restated
Current liabilities
Trade and other payables	290,352	92,209	382,561	2,045	384,606
Total Current liabilities	736,545	233,909	970,454	2,045	972,499
TOTAL LIABILITIES	2,039,477	647,688	2,687,165	2,045	2,689,210

SHAREHOLDERS’ EQUITY
Shareholders' equity	746,726	237,142	983,868	(2,045)	981,823
TOTAL SHAREHOLDERS' EQUITY	1,659,964	527,164	2,187,128	(2,045)	2,185,083

	09.30.2024 As previously reported	RECPAM (Inflationary effect)	09.30.2024	Error correction	09.30.2024 Restated
Inflation adjustment	(6,909)	(2,194)	(9,103)	17,470	8,367
Financial results, net	32,263	10,246	42,509	17,470	59,979
Profit for the year	(72,374)	(22,983)	(95,357)	17,470	(77,887)

Profit for the year per share attributable to equity holders of the parent:
Basic	(66.54)	(21.11)	(87.65)	29.36	(58.29)
Diluted	(66.54)	(21.11)	(87.65)	29.36	(58.29)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	09.30.2024 As previously reported	RECPAM (Inflationary effect)	09.30.2024	Error correction	09.30.2024 Restated
Net cash generated from operating activities before income tax paid	30,901	9,813	40,714	15,941	56,655
Net cash generated from operating activities	28,374	9,012	37,386	15,941	53,327
Exercise of warrants	14,791	4,698	19,489	(15,941)	3,548
Net cash used in financing activities	(8,686)	(2,758)	(11,444)	(15,941)	(27,385)

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2025 prepared in accordance with IFRS Accounting Standards, issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements as of September 30, 2025 and for the interim periods of three months ended September 30, 2025 and 2024 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of September 30, 2025, and for the 12 month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of September 30, 2025 (three months)	As of September 30, 2025 (twelve months)
Price variation	6%	32%

As a consequence of the aforementioned, these financial statements as of September 30, 2025, were restated in accordance with IAS 29.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2025, and September 30, 2024, presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such periods, restated according to IAS 29 (See Note 2.1). Certain figures have been corrected and adjusted for the purposes of comparative presentation with those of the current financial period (See Note 1).

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2025 are detailed below.

Urban property business and investments
Sales of “Ramblas del Plata” lots – IRSA

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

This transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements, and generated a gain of ARS 1,285 million, which has been recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements.

Acquisition of the Al Oeste Shopping - IRSA

On September 17, 2025, we informed that the Company has acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, therefore, it is planned to be converted into an outlet center to be relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition in the line item “Investment properties” for ARS 12,352 million, “Intangible assets” for ARS 14 million, and “Accrued interest” for ARS 1,069 million of these Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2025 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the three-month periods ended September 30, 2025 and 2024:

	09.30.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	190,163	103,202	293,365	(610)	26,667	(893)	318,529
Costs	(159,906)	(23,236)	(183,142)	64	(26,795)	6	(209,867)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,500)	-	(2,500)	-	-	741	(1,759)
Changes in the net realizable value of agricultural products after harvest	7,272	-	7,272	-	-	-	7,272
Gross profit / (loss)	35,029	79,966	114,995	(546)	(128)	(146)	114,175
Net gain / (loss) from fair value adjustment of investment properties	-	216,995	216,995	270	-	-	217,265
General and administrative expenses	(11,555)	(16,441)	(27,996)	71	-	83	(27,842)
Selling expenses	(21,651)	(6,321)	(27,972)	26	-	106	(27,840)
Other operating results, net	(5,487)	(2,479)	(7,966)	(3)	128	36	(7,805)
Management fees	-	-	-	-	(2,968)	-	(2,968)
(Loss) / profit from operations	(3,664)	271,720	268,056	(182)	(2,968)	79	264,985
Share of loss of associates and joint ventures	(736)	(4,492)	(5,228)	565	-	-	(4,663)
Segment (loss) / profit	(4,400)	267,228	262,828	383	(2,968)	79	260,322

Reportable assets	1,156,589	3,160,430	4,317,019	(2,218)	-	1,524,357	5,839,158
Reportable liabilities (*)	-	-	-	-	-	(3,313,708)	(3,313,708)
Net reportable assets	1,156,589	3,160,430	4,317,019	(2,218)	-	(1,789,351)	2,525,450

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended September 30, 2024:

	09.30.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position Restated (iv)
Revenues	151,710	95,517	247,227	(560)	23,457	(423)	269,701
Costs	(139,990)	(19,301)	(159,291)	55	(23,591)	-	(182,827)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,960)	-	(2,960)	-	-	378	(2,582)
Changes in the net realizable value of agricultural products after harvest	2,666	-	2,666	-	-	-	2,666
Gross profit / (loss)	11,426	76,216	87,642	(505)	(134)	(45)	86,958
Net loss from fair value adjustment of investment properties	(606)	(292,352)	(292,958)	178	-	-	(292,780)
Gain from disposal of farmlands	28,938	-	28,938	-	-	-	28,938
General and administrative expenses	(11,658)	(14,746)	(26,404)	87	-	61	(26,256)
Selling expenses	(18,408)	(5,767)	(24,175)	36	-	(16)	(24,155)
Other operating results, net	5,151	(5,348)	(197)	(4)	62	(13)	(152)
Management fees	-	-	-	-	-	-	-
Profit / (loss) from operations	14,843	(241,997)	(227,154)	(208)	(72)	(13)	(227,447)
Share of (loss) / profit of associates and joint ventures	(1,308)	10,444	9,136	310	-	-	9,446
Segment profit / (loss)	13,535	(231,553)	(218,018)	102	(72)	(13)	(218,001)

Reportable assets	1,042,439	2,603,356	3,645,795	1,046	-	1,227,452	4,874,293
Reportable liabilities (*)	-	-	-	-	-	(2,689,210)	(2,689,210)
Net reportable assets	1,042,439	2,603,356	3,645,795	1,046	-	(1,461,758)	2,185,083

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (128) and ARS (134) corresponding to Expenses and FPC as of September 30, 2025, and 2024, respectively, and ARS 2,968 to management fees, as of September 30, 2025.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(iv)
See Note 1 to these Consolidated Financial Statements.

(*) The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	09.30.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	137,523	-	-	52,640	190,163
Costs	(122,794)	(62)	-	(37,050)	(159,906)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,500)	-	-	-	(2,500)
Changes in the net realizable value of agricultural products after harvest	7,272	-	-	-	7,272
Gross profit / (loss)	19,501	(62)	-	15,590	35,029
General and administrative expenses	(7,003)	(47)	(1,149)	(3,356)	(11,555)
Selling expenses	(13,482)	(15)	-	(8,154)	(21,651)
Other operating results, net	3,976	(10,168)	-	705	(5,487)
Profit / (loss) from operations	2,992	(10,292)	(1,149)	4,785	(3,664)
Share of loss of associates and joint ventures	(669)	-	-	(67)	(736)
Segment profit / (loss)	2,323	(10,292)	(1,149)	4,718	(4,400)

Investment properties	-	82,126	-	-	82,126
Property, plant and equipment	665,427	45,884	-	3,634	714,945
Investments in associates and joint ventures	8,966	-	-	256	9,222
Other reportable assets	240,090	-	-	110,206	350,296
Reportable assets	914,483	128,010	-	114,096	1,156,589

	09.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	118,826	-	-	32,884	151,710
Costs	(102,339)	(87)	-	(37,564)	(139,990)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(2,960)	-	-	-	(2,960)
Changes in the net realizable value of agricultural products after harvest	2,666	-	-	-	2,666
Gross profit / (loss)	16,193	(87)	-	(4,680)	11,426
Net loss from fair value adjustment of investment properties	-	(606)	-	-	(606)
Gain from disposal of farmlands	-	28,938	-	-	28,938
General and administrative expenses	(6,706)	(24)	(1,125)	(3,803)	(11,658)
Selling expenses	(11,407)	(903)	-	(6,098)	(18,408)
Other operating results, net	4,624	(212)	-	739	5,151
Profit / (loss) from operations	2,704	27,106	(1,125)	(13,842)	14,843
Share of loss of associates and joint ventures	(647)	-	-	(661)	(1,308)
Segment profit / (loss)	2,057	27,106	(1,125)	(14,503)	13,535

Investment properties	-	90,093	-	-	90,093
Property, plant and equipment	654,498	1,862	-	4,717	661,077
Investments in associates and joint ventures	9,248	-	-	1,030	10,278
Other reportable assets	169,033	-	-	111,958	280,991
Reportable assets	832,779	91,955	-	117,705	1,042,439

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	09.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	72,823	6,085	4,052	17,787	2,455	103,202
Costs	(6,322)	(574)	(3,368)	(12,174)	(798)	(23,236)
Net gain / (loss) from fair value adjustment of investment properties (i)	63,953	45,623	107,624	-	(205)	216,995
General and administrative expenses	(8,050)	(497)	(3,625)	(2,628)	(1,641)	(16,441)
Selling expenses	(3,716)	(217)	(723)	(1,268)	(397)	(6,321)
Other operating results, net	468	147	70	(169)	(2,995)	(2,479)
Profit / (Loss) from operations	119,156	50,567	104,030	1,548	(3,581)	271,720
Share of loss of associates and joint ventures	-	-	-	-	(4,492)	(4,492)
Segment profit / (loss)	119,156	50,567	104,030	1,548	(8,073)	267,228

Investment and trading properties	1,610,386	314,334	961,704	-	2,040	2,888,464
Property, plant and equipment	4,950	534	28,302	50,446	4,138	88,370
Investment in associates and joint ventures	-	-	-	-	175,660	175,660
Other reportable assets	2,200	1,879	-	668	3,189	7,936
Reportable assets	1,617,536	316,747	990,006	51,114	185,027	3,160,430

(i) For the three-month period ended September 30, 2025, the net gain from fair value adjustment of investment properties was ARS 216,995. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

Level 2:
(a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms increased by 18.24% during the three-month period ended September 30, 2025, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales and acquisitions of the period.

Level 3:
a)
loss of ARS 73,514 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 202,907 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 9 basis points in the discount rate used for cash flows and a decrease of 11 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 17,356.

Additionally, due to the impact of the inflation adjustment, ARS 85,927 were reclassified for shopping malls from “Net gain / (loss) from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

	09.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	68,304	5,403	1,926	18,212	1,672	95,517
Costs	(4,829)	(378)	(1,821)	(11,198)	(1,075)	(19,301)
Gross profit	63,475	5,025	105	7,014	597	76,216
Net loss from fair value adjustment of investment properties	(7,344)	(89,257)	(195,506)	-	(245)	(292,352)
General and administrative expenses	(6,685)	(538)	(2,609)	(3,231)	(1,683)	(14,746)
Selling expenses	(3,256)	(126)	(555)	(1,390)	(440)	(5,767)
Other operating results, net	(96)	(86)	(9,039)	(71)	3,944	(5,348)
Profit / (Loss) from operations	46,094	(84,982)	(207,604)	2,322	2,173	(241,997)
Share of profit of associates and joint ventures	-	-	-	-	10,444	10,444
Segment profit / (loss)	46,094	(84,982)	(207,604)	2,322	12,617	(231,553)

Investment and trading properties	1,022,759	353,143	872,230	-	2,914	2,251,046
Property, plant and equipment	4,494	511	28,308	45,539	4,283	83,135
Investment in associates and joint ventures	-	-	-	-	192,336	192,336
Other reportable assets	1,272	933	70,522	995	3,117	76,839
Reportable assets	1,028,525	354,587	971,060	46,534	202,650	2,603,356

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	09.30.2025	06.30.2025
Beginning of period	198,559	203,272
Share capital increase and contributions (Note 27)	315	37
Sale of interest in associates and joint ventures	-	(3,961)
Share of (loss) / profit	(4,663)	28,494
Other comprehensive income / (loss)	377	(506)
Dividends (Note 27)	(2,409)	(28,990)
Transfers to/from financial assets (ii)	-	370
Decrease of interest (iii)	-	(157)
End of the period (i)	192,179	198,559

(i) As of September 30, 2025, and June 30, 2025, includes ARS (99) and ARS (172) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 19).
(ii) Corresponds to the participation in Challenger Gold Ltd. and GCDI S.A.
(iii) Corresponds to the decrease of interest due to the liquidation of Cyrsa S.A.

Below is additional information about the principal Group’s main investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	09.30.2025	06.30.2025	09.30.2025	06.30.2025	09.30.2025	09.30.2024

New Lipstick	49.96%	49.96%	1,677	1,560	117	(84)
BHSA	29.12%	29.12%	135,019	141,828	(6,809)	5,795
BACS	37.72%	37.72%	11,137	11,703	(566)	(117)
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	7,212	9,011	581	317
GCDI	-	-	-	-	-	912
La Rural S.A.	50.00%	50.00%	25,166	22,273	2,892	4,038
Agrouranga S.A.	34.86%	34.86%	7,123	7,775	(652)	(514)
Other associates and joint ventures	N/A	N/A	4,845	4,409	151	(1,009)
Total associates and joint ventures			192,179	198,559	(4,286)	9,338

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss)/ profit for the period		Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*)	47	(*)	(1)	(*)	(51)
BHSA	Argentina	Financing	436,780,922	(**)	1,500	(**)	(23,383)	(**)	450,806
BACS	Argentina	Financing	33,125,751	(**)	88	(**)	(1,501)	(**)	29,522
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750		28		1,162		13,810
La Rural S.A.	Argentina	Organization of events	714,998	(**)	1	(**)	5,870	(**)	50,252
Agrouranga S.A.	Argentina	Agriculture	2,532,206		7		(1,872)		2,167

(*) Amounts expressed in dollars.
(**) Information as of September 30, 2025, according to IFRS.

Puerto Retiro (joint venture)

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

La Rural S.A. (joint venture)

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Arcos

There were no changes to the information disclosed in Note 7 to the Annual Consolidated Financial Statements as of June 30, 2025.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	09.30.2025		06.30.2025
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of period / year	1,037,057	1,510,543	1,606,277	979,642
Additions	17,813	5,380	28,552	50,406
Disposals	-	-	(9,631)	(19)
Transfers	(10,229)	(410)	(117,773)	(4,051)
Net gain / (loss) from fair value adjustment	161,477	55,788	(464,494)	484,707
Additions of capitalized leasing costs	4	66	69	124
Amortization of capitalized leasing costs (i)	(36)	(65)	(139)	(266)
Currency translation adjustment	7,488	-	(5,804)	-
Fair value at the end of the period / year	1,213,574	1,571,302	1,037,057	1,510,543

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

The following is the balance by type of investment property of the Group as of September 30, 2025 and June 30, 2025:

	09.30.2025	06.30.2025
Leased out farmland	82,126	78,423
Offices and other rental properties	341,920	292,630
Shopping malls (i)	1,590,380	1,525,663
Undeveloped parcels of land	767,892	648,120
Properties under development	689	689
Others	1,869	2,075
Total	2,784,876	2,547,600

(i) Includes parking spaces.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	09.30.2025	09.30.2024
Revenues	108,931	100,707
Direct operating expenses	(35,638)	(32,347)
Development expenses	(1,601)	(675)
Net unrealized gain / (loss) from fair value adjustment of investment property (i)	217,265	(292,794)
Net realized gain from fair value adjustment of investment property (ii)	-	14

(i) It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques", mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.
(ii) Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	09.30.2025	06.30.2025
Costs	683,164	79,182	174,896	68,995	42,742	1,048,979	1,013,616
Accumulated depreciation	(82,190)	(47,994)	(76,252)	(59,841)	(27,487)	(293,764)	(259,425)
Net book amount at the beginning of the period / year	600,974	31,188	98,644	9,154	15,255	755,215	754,191
Additions	6,670	882	3,820	351	929	12,652	47,412
Incorporation by business combination	-	-	-	-	-	-	5,175
Disposals	-	(223)	(26)	-	(78)	(327)	(12,345)
Currency translation adjustment	37,015	2,871	1,528	(4)	873	42,283	(31,504)
Transfers	3,699	72	(14)	96	14	3,867	26,625
Depreciation charges (ii)	(3,021)	(3,867)	(1,999)	(846)	(675)	(10,408)	(34,339)
Balances at the end of the period / year	645,337	30,923	101,953	8,751	16,318	803,282	755,215
Costs	730,548	82,784	180,204	69,438	44,480	1,107,454	1,048,979
Accumulated depreciation	(85,211)	(51,861)	(78,251)	(60,687)	(28,162)	(304,172)	(293,764)
Net book amount at the end of the period / year	645,337	30,923	101,953	8,751	16,318	803,282	755,215

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of September 30, 2025, the depreciation charge has been charged to the line "Costs" for ARS 1,774, "General and administrative expenses" for ARS 738 and "Selling expenses" for ARS 178, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 7,718 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	Completed properties	Properties under development	Undeveloped sites	09.30.2025	06.30.2025
Beginning of the period / year	2,290	153,303	14,396	169,989	29,466
Additions	-	1,106	215	1,321	3,186
Currency translation adjustment	-	987	-	987	(702)
Transfers	-	6,458	-	6,458	173,047
Impairment	-	-	-	-	(20,266)
Disposals	-	(2,203)	(1)	(2,204)	(14,742)
End of the period / year	2,290	159,651	14,610	176,551	169,989

Non-current				140,930	132,164
Current				35,621	37,825
Total				176,551	169,989

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	09.30.2025'	06.30.2025'
Costs	7,053	31,715	29,724	68,492	141,733
Accumulated amortization	-	(25,093)	(13,198)	(38,291)	(34,645)
Net book amount at the beginning of the period / year	7,053	6,622	16,526	30,201	107,088
Additions	-	515	14	529	4,217
Disposals	-	-	-	-	(15)
Transfers	-	314	-	314	(77,320)
Currency translation adjustment	63	116	-	179	(123)
Amortization charges (i)	-	(677)	(99)	(776)	(3,646)
Balances at the end of the period / year	7,116	6,890	16,441	30,447	30,201
Costs	7,116	32,660	29,738	69,514	68,492
Accumulated amortization	-	(25,770)	(13,297)	(39,067)	(38,291)
Net book amount at the end of the period / year	7,116	6,890	16,441	30,447	30,201

(i) As of September 30, 2025, amortization charge was recognized in the amount of ARS 618 under "Costs", in the amount of ARS 154 under "General and administrative expenses" and in the amount of ARS 4 under “Selling expenses”, in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Right of use assets and lease liabilities

The Group’s right-of-use assets as of September 30, 2025, and June 30, 2025, are the following:

	09.30.2025	06.30.2025
Farmland	143,943	109,800
Convention center	4,518	4,690
Offices, shopping malls and other buildings	10,156	10,721
Machinery and equipment	4,874	4,108
Right-of-use assets	163,491	129,319
Non-current	163,491	129,319
Total	163,491	129,319

The depreciation charge of the right of use assets is detailed below:

	09.30.2025	09.30.2024
Farmland	3,360	4,857
Convention center	172	321
Offices, shopping malls and other buildings	566	455
Machinery and equipment	190	332
Depreciation charge of right-of-use assets (i)	4,288	5,965

(I) As of September 30, 2025, the amortization charge has been allocated ARS 453 within "Costs", ARS 136 in "General and administrative expenses" and ARS 149 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 3,550 were capitalized as part of the cost of biological assets.

The Group’s lease liabilities as of September 30, 2025, and June 30, 2025, are the following:

	09.30.2025	06.30.2025
Farmland	153,451	117,563
Convention center	2,528	2,447
Offices, shopping malls and other buildings	7,230	7,477
Lease liabilities	163,209	127,487
Non-current	118,392	93,726
Current	44,817	33,761
Total	163,209	127,487

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the three-month period ended September 30, 2025 and for the year ended June 30, 2025 were as follows:

	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1	09.30.2025	06.30.2025
Net book amount at the beginning of the period / year	9,455	43,751	29,197	74,186	902	650	158,141	127,517
Purchases	-	-	-	8,413	-	-	8,413	22,204
Initial recognition and changes in the fair value of biological assets	-	(2,890)	1,051	(110)	(65)	-	(2,014)	20,715
Decrease due to harvest	-	(64,154)	(38,352)	-	-	-	(102,506)	(289,869)
Sales	-	-	-	(18,083)	-	-	(18,083)	(39,632)
Consumes	-	-	-	(65)	(1)	(27)	(93)	(518)
Costs for the period / year	17,911	19,879	31,523	10,713	-	32	80,058	332,701
Currency translation adjustment	677	3,414	2,617	1,952	-	-	8,660	(14,977)
Balances at the end of the period / year	28,043	-	26,036	77,006	836	655	132,576	158,141
Non-current (Production)	-	-	-	47,347	722	649	48,718	46,152
Current (Consumable)	28,043	-	26,036	29,659	114	6	83,858	111,989
Net book amount at the end of the period / year	28,043	-	26,036	77,006	836	655	132,576	158,141

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (175) and ARS 7,823, for the three-month period ended September 30, 2025 and for the fiscal year ended June 30, 2025, respectively; amounts of ARS 2,576 and ARS 8,587 was attributable to price changes, and amounts of ARS (2,751) and ARS (764), was attributable to physical changes, respectively.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

During the three-month period ended September 30, 2025, there were no transfers between the fair value hierarchies. There were no reclassifications among their respective categories.
The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS (22,769) and ARS (225,124) for the three-month period ended September 30, 2025, and the year ended June 30, 2025, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of September 30, 2025, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of September 30, 2025 and 2024 are as follows:

	09.30.2025	09.30.2024
Supplies and labors	57,139	48,795
Salaries, social security costs and other personnel expenses	4,011	4,560
Depreciation and amortization	11,268	14,392
Fees and payments for services	530	88
Maintenance, security, cleaning, repairs and others	767	542
Taxes, rates and contributions	158	110
Leases and service charges	102	59
Freights	1,213	823
Travelling, library expenses and stationery	516	565
Other expenses	4,322	2,853
	80,026	72,787

14.
Inventories

Breakdown of Group’s inventories as of September 30, 2025 and June 30, 2025 are as follows:

	09.30.2025	06.30.2025
Crops	109,340	104,547
Materials and supplies	106,841	81,473
Sugarcane	1,393	1,358
Agricultural inventories	217,574	187,378
Supplies for hotels	668	619
Total inventories	218,242	187,997

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

Determining fair values

In accordance with IFRS 7, the present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of September 30, 2025 are as follows:

		Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
	Financial assets at amortized cost	Level 1	Level 2	Level 3
September 30, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	476,957	49,221	-	-	526,178	125,952	652,130
Investment in financial assets:
- Public companies’ securities	-	26,918	-	-	26,918	-	26,918
- Bonds	-	212,944	-	-	212,944	-	212,944
- Mutual funds	-	158,719	-	-	158,719	-	158,719
- Others	6,233	11,425	13,709	2,794	34,161	-	34,161
Derivative financial instruments:
- Commodities options contracts	-	788	-	-	788	-	788
- Commodities futures contracts	-	3,313	-	-	3,313	-	3,313
- Bonds futures contracts	-	97	-	-	97	-	97
- Foreign-currency options contracts	-	7,857	-	-	7,857	-	7,857
- Foreign-currency future contracts	-	1,207	-	-	1,207	-	1,207
- Swaps	-	-	1,833	-	1,833	-	1,833
- Others	-	1,206	-	-	1,206	-	1,206
Restricted assets (i)	4,394	-	-	-	4,394	-	4,394
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	64,257	-	-	-	64,257	-	64,257
- Short-term investments	7,229	153,262	-	-	160,491	-	160,491
Total assets	559,070	626,957	15,542	2,794	1,204,363	125,952	1,330,315

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
September 30, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	327,768	-	327,768	158,460	486,228
Borrowings (Note 20)	1,514,543	-	1,514,543	-	1,514,543
Derivative financial instruments:
- Commodities futures contracts	-	2,977	2,977	-	2,977
- Foreign-currency options contracts	-	58	58	-	58
- Foreign-currency future contracts	-	221	221	-	221
- Swaps	-	6,263	6,263	-	6,263
Lease liabilities (Note 12)	163,209	-	163,209	-	163,209
Total liabilities	2,005,520	9,519	2,015,039	158,460	2,173,499

(i)
Corresponds to deposits and bonds in guarantee for the payment of loans.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2025, were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	465,605	55,928	-	521,533	140,692	662,225
Investment in financial assets:
- Public companies’ securities	-	37,566	-	37,566	-	37,566
- Bonds	-	62,242	-	62,242	-	62,242
- Mutual funds	-	142,191	-	142,191	-	142,191
- Others	5,955	6,661	14,592	27,208	-	27,208
Derivative financial instruments:
- Commodities options contracts	-	1,269	-	1,269	-	1,269
- Commodities futures contracts	-	2,030	-	2,030	-	2,030
- Foreign-currency options contracts	-	4,374	-	4,374	-	4,374
- Swaps	-	-	2,026	2,026	-	2,026
- Others	-	103	-	103	-	103
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	204,707	-	-	204,707	-	204,707
- Short-term investments	-	61,119	-	61,119	-	61,119
Total assets	676,267	373,483	16,618	1,066,368	140,692	1,207,060

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	269,043	-	269,043	163,196	432,239
Borrowings (Note 20)	1,423,272	-	1,423,272	-	1,423,272
Derivative financial instruments:
- Commodities options contracts	-	3	3	-	3
- Commodities futures contracts	-	2,771	2,771	-	2,771
- Foreign-currency options contracts	-	172	172	-	172
- Foreign-currency future contracts	-	428	428	-	428
- Swaps	-	4,626	4,626	-	4,626
Lease liabilities (Note 12)	127,487	-	127,487	-	127,487
Total liabilities	1,819,802	8,000	1,827,802	163,196	1,990,998

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2025.

As of September 30, 2025, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes without dilution	Underlying asset price and volatility	Level 3	-

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2025 and June 30, 2025 are as follows:

	09.30.2025	06.30.2025
Trade, leases and services receivable (*)	460,479	414,702
Less: allowance for doubtful accounts	(7,730)	(6,731)
Total trade receivables	452,749	407,971
Prepayments	73,052	93,089
Borrowings, deposits and others	31,318	36,943
Dividends receivable	14,171	19,817
Guarantee deposits	107	99
Tax receivables	52,979	47,014
Others	20,024	50,561
Total other receivables	191,651	247,523
Total trade and other receivables	644,400	655,494

Non-current	196,134	186,215
Current	448,266	469,279
Total	644,400	655,494

(*) Includes field sales credits, which are revalued based on the soybean price and the livestock weight measured in arrobas at each balance sheet date.. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 30.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	09.30.2025	06.30.2025
Beginning of the year	6,731	6,322
Additions (i)	1,001	1,980
Recovery (i)	(97)	(245)
Currency translation adjustment	476	673
Used during the year	(52)	(242)
Inflation adjustment	(329)	(1,757)
End of the year	7,730	6,731

(i) The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2025 and 2024:

	Note	09.30.2025	09.30.2024 Restated (i)
Profit for the period		110,133	(77,887)
Adjustments for:
Income tax	21	80,707	(80,135)
Amortization and depreciation	24	4,305	4,057
Gain from disposal of trading properties		(1,375)	(650)
Gain from disposal of property, plant and equipment		(6)	(4)
Net (gain) / loss from fair value adjustment of investment properties		(217,265)	292,780
Gain from disposal of subsidiary and associates	25	-	(1,247)
Financial results, net		116,418	(51,366)
Provisions and allowances		11,566	6,099
Share of loss / (profit) of associates and joint ventures	7	4,663	(9,446)
Management fees		2,968	-
Changes in net realizable value of agricultural products after harvest		(7,272)	(2,666)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(5,263)	(10,010)
Gain from disposal of farmlands		-	(28,938)
Changes in operating assets and liabilities:
Increase in inventories		(17,940)	(11,919)
Decrease in trading properties		2,260	291
Decrease in biological assets		48,228	52,860
Decrease / (increase) in trade and other receivables		6,467	(8,747)
Increase / (decrease) in trade and other payables		24,347	(9,776)
Decrease in salaries and social security liabilities		(929)	(3,525)
Decrease in provisions		(283)	(88)
Decrease in lease liabilities		(4,579)	(1,397)
Net variation in derivative financial instruments		(1,084)	(1,631)
Net cash generated from operating activities before income tax paid		156,066	56,655

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2025 and 2024:

	09.30.2025	09.30.2024
Increase in investment properties through an increase in trade and other payables	5,689	4,044
Decrease in investment properties through an increase in property, plant and equipment	3,867	3,810
Currency translation adjustment and other comprehensive results from associates and joint ventures	20,639	8,749
Other changes in shareholders' equity	24	11,477
Increase of non-convertible notes through a decrease in non-convertible notes	-	14,860
Decrease in property, plant and equipment through an increase in investment properties	-	2,953
Increase in shareholders' equity through an increase in investment properties	-	437
Increase in deferred income tax liabilities through a decrease in shareholders' equity	-	153
Decrease in investment in financial assets through a decrease in trade and other payables	-	12,624
Decrease in investment in financial assets through an increase in trade and other receivables	320	-
Increase in property, plant and equipment through an increase in trade and other payables	56	1,246
Decrease in property, plant and equipment through an increase in trade and other receivables	-	1,468
Increase in right of use assets through an increase in lease liabilities	32,047	10,251
Increase in intangible assets through a decrease in investment properties	314	2,515
Increase in intangible assets through an increase in trade and other payables	14	-
Increase in investments in financial assets through a decrease in trade and other receivables	4,512	-
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	1,228	-
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	6,319	410
Decrease in investment in associates and joint ventures through a decrease in borrowings	1,181	-
Barter transaction investment properties	-	18
Decrease in shareholders' equity through an increase in trade and other payables	3,004	4,390
Decrease in investments in financial assets through an increase in derivative financial instruments	-	37
Decrease in borrowings through an increase in trade and other payables	-	3,497
Decrease in investment properties through an increase in trading properties	6,458	-
Increase in intangible assets through an increase in payroll and social security liabilities	175	-
Increase in investment in associates and joint ventures in borrowings through an increase in trade and other payables	-	37

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

18.
Trade and other payables

Group’s trade and other payables as of September 30, 2025, and June 30, 2025, were as follows:

	09.30.2025	06.30.2025
Trade payables	252,624	202,379
Advances from sales, leases and services (*)	82,529	88,279
Accrued invoices	27,758	23,117
Deferred income	574	598
Admission fees (*)	46,142	48,041
Deposits in guarantee	747	682
Total trade payables	410,374	363,096
Dividends payable to non-controlling interests	8,697	5,703
Tax payables	29,214	26,276
Director´s Fees	5,198	7,587
Management fees	11,916	9,482
Others	20,829	20,095
Total other payables	75,854	69,143
Total trade and other payables	486,228	432,239

Non-current	71,290	81,994
Current	414,938	350,245
Total	486,228	432,239

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 30.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	09.30.2025	06.30.2025
Beginning of the period / year	39,752	172	39,924	38,671
Additions (i)	6,787	-	6,787	5,734
Decreases (i)	(63)	(87)	(150)	(2,108)
Participation in the results	-	14	14	99
Inflation adjustment	2,910	-	2,910	(656)
Currency translation adjustment	(33)	-	(33)	241
Used during the period / year	(283)	-	(283)	(2,057)
End of the period / year	49,070	99	49,169	39,924

Non-current			44,519	34,367
Current			4,650	5,557
Total			49,169	39,924

(i)
Additions and recovery are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii)
Corresponds to investments in Puerto Retiro as of September 30, 2025, and as of June 30, 2025. The increase and recovery is included in "Share of profit of associates and joint ventures "
(iii)
Includes the provision for the IDBD lawsuit.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties present the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed document requests and agreed to attempt to reach a consensus on certain facts of the case. In the hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case, to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from the bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. In July 2025, IDBD provided additional documentation to the defendants, who reserved the right to request further documents through legal proceedings that may be in the possession of the bondholders. The Court has set November 6, 2025, as the deadline for IDBD to submit its sworn statement regarding the main points of its claim and the documents it holds, while also extending the deadline for IRSA and Dolphin to submit their own statements. The parties have informed the Court of their intention to hold a private meeting to initiate negotiations aimed at resolving the dispute. The Court has suggested that the parties engage in private negotiations or mediation to reach a resolution, although the date for such a meeting has not yet been determined.

The company is discussing the admissibility of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's legal advisors and the actions taken to date, an accounting provision related to this claim has been recorded in accordance with the applicable accounting standards. As of the date of issuance of these condensed interim financial statements, the legal process is still ongoing.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of September 30, 2025, and June 30, 2025, was as follows:

	Book value		Fair value
	09.30.2025	06.30.2025	09.30.2025	06.30.2025
Non-convertible notes	1,307,245	1,167,425	1,313,546	1,159,886
Bank loans	173,312	221,240	173,312	221,240
Bank overdrafts	10,860	15,295	10,860	15,295
Others	23,126	19,312	23,126	19,312
Total borrowings	1,514,543	1,423,272	1,520,844	1,415,733

Non-current	1,014,472	855,537
Current	500,071	567,735
Total	1,514,543	1,423,272

Series XLVIII Notes – CRESUD

On July 11, 2025, the Company issued Series XLVII Notes in the local market for the amount of USD 43.7 million. The main features of the issue are detailed below:

● Series XLVIII Notes denominated in dollars for an amount of USD 43.7 million at a fixed rate of 8.0%, with semiannual interest. The principal will be repaid in one installment on the maturity date, July 11, 2028. The issue price was 100% of the face value.

Series XLIX Notes – CRESUD

On September 2, 2025, the Company issued Series XLIX Notes in the local market for a total amount of USD 31.3 million. The main features of the issue are detailed below:

● Series XLIX Notes denominated in dollars for an amount of USD 31.3 million, bearing interest at a fixed annual rate of 7.25%, payable semi-annually. The principal will be made in one installment, on the maturity date, September 2, 2027. The issue price was 100% of the nominal value.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Taxation

The details of the Group’s income tax, is as follows:

	09.30.2025	09.30.2024
Current income tax	(30,876)	(29,226)
Deferred income tax	(49,831)	109,361
Income tax	(80,707)	80,135

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2025 and 2024:

	09.30.2025	09.30.2024
Tax calculated at the tax rates applicable to loss / (profit) in the respective countries	(64,737)	69,391
Permanent differences:
Share of profit of joint ventures and associates	(1,634)	(4,279)
Tax rate differential	54	6,069
Provision for unrecoverability of tax loss carry-forwards	(18,207)	9,281
Difference between affidavit and provision	4	(3)
Non-taxable profit, non-deductible expenses and others	1,504	(278)
Tax inflation adjustment	(1,766)	(19,957)
Fiscal transparency	(857)	(1,236)
Inflation adjustment permanent difference	5,482	16,171
Others	(550)	4,976
Income tax	(80,707)	80,135

The gross movement in the deferred income tax account as of September 30, 2025 and June 30, 2025 is as follows:

	09.30.2025	06.30.2025
Beginning of the period / year	(901,443)	(928,422)
Currency translation adjustment	(3,319)	9,484
Revaluation surplus	-	(189)
Charged to the Statement of Income	(49,831)	17,684
End of the the period / year	(954,593)	(901,443)

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	09.30.2025	09.30.2024
Crops	87,363	72,709
Sugarcane	33,059	40,721
Cattle	20,772	10,927
Supplies	28,381	26,841
Consignment	10,654	(7,642)
Advertising and brokerage fees	8,013	5,842
Agricultural rental and other services	1,060	1,843
Income from sales and services from agricultural business	189,302	151,241
Trading properties and developments	3,579	1,388
Rental and services	107,871	98,864
Hotel operations, tourism services and others	17,777	18,208
Income from sales and services from urban properties and investment business	129,227	118,460
Total revenues	318,529	269,701

23.
Costs

	09.30.2025	09.30.2024
Other operative costs	64	86
Cost of property operations	64	86
Crops	72,426	55,334
Sugarcane	31,014	36,025
Cattle	18,544	8,894
Supplies	22,504	23,494
Consignment	7,302	7,941
Advertising and brokerage fees	7,244	6,129
Agricultural rental and other services	804	2,086
Cost of sales and services from agricultural business	159,838	139,903
Trading properties and developments	2,963	1,383
Rental and services	34,834	30,262
Hotel operations, tourism services and others	12,168	11,193
Cost of sales and services from sales and services from urban properties and investment business	49,965	42,838
Total costs	209,867	182,827

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	09.30.2025	09.30.2024
Change in agricultural products and biological assets	103,971	-	-	103,971	78,534
Salaries, social security costs and other personnel expenses	25,588	14,320	2,155	42,063	36,452
Fees and payments for services	21,980	2,759	857	25,596	29,429
Cost of sale of goods and services	29,656	-	-	29,656	31,779
Maintenance, security, cleaning, repairs and others	14,763	2,365	29	17,157	15,236
Taxes, rates and contributions	4,345	1,541	8,597	14,483	11,678
Advertising and other selling expenses	4,063	17	1,711	5,791	4,940
Freights	15	7	9,884	9,906	8,463
Director's fees	-	3,938	-	3,938	4,126
Depreciation and amortization	2,944	1,028	333	4,305	4,057
Leases and service charges	1,161	591	63	1,815	1,452
Travelling, library expenses and stationery	791	448	387	1,626	1,511
Supplies and labors	3	-	900	903	1,012
Other expenses	289	174	764	1,227	1,527
Bank expenses	17	640	29	686	742
Conditioning and clearance	-	-	1,220	1,220	1,535
Interaction and roaming expenses	281	14	7	302	251
Allowance for doubtful accounts, net	-	-	904	904	514
Total expenses by nature as of 09.30.2025	209,867	27,842	27,840	265,549	-
Total expenses by nature as of 09.30.2024	182,827	26,256	24,155	-	233,238

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	09.30.2025	09.30.2024
Gain from commodity derivative financial instruments	4,014	5,766
Gain from sale of property, plant and equipment	6	4
Impairment of intangible assets	-	(9,226)
Gain from sale of associates and joint ventures	-	1,247
Donations	(189)	(221)
Lawsuits and other contingencies	(6,724)	(1,459)
Interest and allowances generated by operating assets	(8,915)	725
Administration fees	246	210
Others	3,757	2,802
Total other operating results, net	(7,805)	(152)

26.
Financial results, net

	09.30.2025	09.30.2024
Financial income
Interest income	4,287	5,480
Other finance income	11	7
Total financial income	4,298	5,487
Financial costs
Interest expense	(30,185)	(21,632)
Other financial costs	(6,392)	(2,153)
Total finance costs	(36,577)	(23,785)
Other financial results:
Foreign exchange, net	(63,869)	36,992
Fair value gain from financial assets and liabilities at fair value through profit or loss	25,633	27,329
Gain / (loss) from repurchase of non-convertible notes	395	(45)
Gain from derivative financial instruments (except commodities)	1,722	4,800
Others	-	834
Total other financial results	(36,119)	69,910
Inflation adjustment	(1,084)	8,367
Total financial results, net	(69,482)	59,979

27.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2025 and June 30, 2025:

Item	09.30.2025	06.30.2025
Trade and other receivables	57,426	56,874
Investments in financial assets	5,716	5,285
Trade and other payables	(33,178)	(30,544)
Borrowings	-	(907)
Total	29,964	30,708

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	09.30.2025	06.30.2025	Description of transaction	Item
New Lipstick	335	310	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	2,992	2,766	Other investments	Investments in financial assets
	429	387	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	58	54	Leases and/or right of use assets receivable	Trade and other receivables
	12,943	19,817	Dividends	Trade and other receivables
La Rural S.A.	4,717	1,998	Canon	Trade and other receivables
	(78)	(522)	Other payables	Trade and other payables
	6	5	Other receivables	Trade and other receivables
	(1)	(1)	Leases and/or right of use assets payable	Trade and other payables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	19	19	Loans granted	Trade and other receivables
	-	(907)	Borrowings	Borrowings
	1,200	-	Dividends	Trade and other receivables
	4	10	Management fees receivable	Trade and other receivables
	(102)	(73)	Other payables	Trade and other payables
	79	54	Other receivables	Trade and other receivables
Total associates and joint ventures	22,602	23,918
CAMSA and its subsidiaries	(11,916)	(9,482)	Management fee payables	Trade and other payables
Yad Levim LTD	28,733	26,215	Loans granted	Trade and other receivables
Galerias Pacifico	15	3	Other receivables	Trade and other receivables
Sutton	7,044	6,485	Loans granted	Trade and other receivables
	(89)	(107)	Other payables	Trade and other payables
Rundel Global LTD	2,724	2,519	Other investments	Investments in financial assets
Sociedad Rural Argentina	(11,134)	(10,315)	Other payables	Trade and other payables
Other related parties	1,801	1,478	Other receivables	Trade and other receivables
	(1,668)	(2,128)	Other payables	Trade and other payables
	14	38	Reimbursement of expenses receivable	Trade and other receivables
	28	-	Dividends	Trade and other receivables
	(2,942)	(212)	Dividends payable	Trade and other payables
	(63)	(105)	Legal services	Trade and other payables
Total other related parties	12,547	14,389
Directors and Senior Management	(5,185)	(7,599)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(5,185)	(7,599)
Total	29,964	30,708

(i) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A and Agrouranga S.A.

The following is a summary of the results with related parties for the three-month periods ended September 30, 2025, and 2024:

Related party	09.30.2025	09.30.2024	Description of transaction
Comparaencasa Ltd.	275	(152)	Financial operations
Other associates and joint ventures (i)	(4)	(1)	Leases and/or right of use assets
	148	154	Corporate services
	(158)	16	Financial operations
Total associates and joint ventures	261	17
CAMSA and its subsidiaries	(2,968)	-	Management fee
Yad Levim LTD	403	377	Financial operations
Sociedad Rural Argentina	603	892	Financial operations
Other related parties	(75)	(69)	Leases and/or rights of use
	(203)	(362)	Fees and remunerations
	31	30	Corporate services
	(125)	(109)	Legal services
	605	(543)	Financial operations
	(170)	(181)	Donations
	160	366	Income from sales and services from agricultural business
Total other related parties	(1,739)	401
IFISA	-	13	Financial operations
Total Parent Company	-	13
Directors	(3,938)	(4,126)	Management fee
Senior Management	(173)	(277)	Compensation of Directors and senior management
Total Directors and Senior Management	(4,111)	(4,403)
Total	(5,589)	(3,972)

(i)
Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A., BHN Sociedad de Inversión S.A., La Rural S.A., Nuevo Puerto Santa Fe S.A., and Agrouranga S.A.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2025 and 2024:

Related party	09.30.2025	09.30.2024	Description of transaction
Puerto Retiro	-	(37)	Irrevocable contributions
Agrofy Global	(315)	-	Irrevocable contributions
Total irrevocable contributions	(315)	(37)
Viflor	28	-	Dividends received
Nuevo Puerto Santa Fe S.A.	2,381	410	Dividends received
Total dividends received	2,409	410

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	09.30.2025	09.30.2024
Inventories at the beginning of the period	77,880	170,608	248,488	115,824
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(3,186)	-	(3,186)	8,129
Changes in the net realizable value of agricultural products after harvest	7,272	-	7,272	2,665
Currency translation adjustment	93,069	987	94,056	18,277
Transfers	-	6,458	6,458	-
Harvest	157,995	-	157,995	166,808
Acquisitions and classifications	136,925	49,131	186,056	120,364
Consume	(14,033)	-	(14,033)	21,409
Inventories at the end of the period	(296,084)	(177,219)	(473,303)	(270,735)
Cost as of 09.30.2025	159,838	49,965	209,803	-
Cost as of 09.30.2024	139,903	42,838	-	182,741

(i) Includes biological assets (see Note 13).
(ii) Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	09.30.2025	06.30.2025
Assets
Trade and other receivables
US Dollar	122.423	1,371.00	167,842	152,147
Euros	0.010	1,608.59	16	15
Trade and other receivables related parties
US Dollar	27.572	1,380.00	38,049	34,805
Total Trade and other receivables			205,907	186,967
Investment in financial assets
US Dollar	108.843	1,371.00	149,224	150,928
New Israel Shekel	10.083	416.25	4,197	2,847
Pounds	0.690	1,842.76	1,272	926
Investment in financial assets related parties
US Dollar	2.168	1,380.00	2,992	2,766
Total Investment in financial assets			157,685	157,467
Derivative financial instruments
US Dollar	5.954	1,371.00	8,163	4,500
Total Derivative financial instruments			8,163	4,500
Cash and cash equivalents
US Dollar	79.014	1,371.00	108,328	189,625
Chilenean pesos	110.181	1.43	158	137
Euros	0.012	1,608.59	19	15
Guaraníes	15.168	0.20	3	10
Brazilian Reais	0.177	254.00	45	47
New Israel Shekel	0.002	416.25	1	1
Pounds	0.002	1,842.76	4	4
Uruguayan pesos	0.087	34.62	3	2
Total Cash and cash equivalents			108,561	189,841
Total Assets			480,316	538,775

Liabilities
Trade and other payables
US Dollar	97.334	1,380.00	134,321	107,512
Uruguayan pesos	0.982	34.62	34	32
Trade and other payables related parties
US Dollar	8.013	1,380.00	11,058	10,223
Bolivian pesos	0.336	199.28	67	63
Total Trade and other payables			145,480	117,830
Lease liabilities
US Dollar	5.420	1,380.00	7,480	7,464
Total Lease liabilities			7,480	7,464
Provisions
New Israel Shekel	104.045	416.25	43,309	33,765
Total Provisions			43,309	33,765
Borrowings
US Dollar	939.597	1,380.00	1,296,644	1,229,359
Borrowings with related parties
US Dollar	0.194	1,380.00	268	1,154
Total Borrowings			1,296,912	1,230,513
Derivative financial instruments
US Dollar	0.198	1,380.00	273	48
Total Derivative financial instruments			273	48
Total Liabilities			1,493,454	1,389,620

(1)
The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (Note 15).
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
Exchange rates as of September 30, 2025 according to Banco Nación Argentina and the Central Bank of the Argentine Republic

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Warrants exercise - CRESUD

On September 30, 2025, we informed that between September 17, 2025, and September 25, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 7.1 million, equivalent to ARS 9,638 million, were received, for converted warrants of 12,625,236 and a total of 17,769,882 common shares of the Company with a nominal value of ARS 1 were issued.

Warrants exercise - IRSA

On September 30, 2025, IRSA informed that between September 17, 2025, and September 25, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3.1 million, equivalent to ARS 4,199 million, were received, for converted warrants of 7,110,930 and a total of 10,536,907 common shares of the Company with a nominal value of ARS 10 were issued.

32.
Subsequent events

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 5,038 million, to the legal reserve; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, based on the total accumulated unallocated results from previous years and the amount corresponding to the fiscal year result, for the sum of ARS 93,782 million, allocating (i) the restated sum of ARS 65,080 million to the distribution of a cash dividend; and (ii) the remaining balance of ARS 28,702 million to the distribution of a dividend payable in kind, consisting of shares issued by IRSA, owned by the Company, in the amount of 12,700,000 ordinary shares with a par value of ARS 10; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 1,944 million, to the integration of a facultative reserve named “special reserve,” which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 7, 2025, the Company distributed among its shareholders the cash dividend of ARS 65,080 million and the in-kind dividend of ARS 28,702 million through the delivery of 12,700,000 ordinary shares with a par value of ARS 10 issued by IRSA, owned by the Company.

Additionally, the distribution of treasury shares of up to 5,300,000 shares was considered, and the subscription of an addendum to the warrant agreement originally entered into on February 24, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV.

The addendum introduces the possibility for option holders to exercise their rights by delivering shares for the difference between the cash exercise price and the equivalent market value, paying only the nominal value of the shares.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 10,368 million, to the legal reserve; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 173,788 million; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 23,200 million, to the integration of a facultative reserve named “special reserve,” which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On November 4, 2025, the Company distributed among its shareholders the cash dividend in an amount of ARS 173,788 million.

Additionally, the subscription of an addendum to the warrant agreement originally entered on April 29, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV.

The addendum introduces the possibility for option holders to exercise their rights by delivering shares for the difference between the cash exercise price and the equivalent market value, paying only the nominal value of the shares.

Property Acquisition

IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. The Company intends to refurbish the property, enhancing an iconic asset of the City of Buenos Aires.

As of today, the execution of the deed of transfer of ownership remains pending.

Change in Warrants terms and conditions - IRSA

On November 6, 2025, IRSA announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment to its shareholders carried out by the Company on November 4, 2025. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.4818 (nominal value ARS 10). Post-dividend ratio: 1.6367 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.2917 (nominal value ARS 10). Post-dividend price: USD 0.2641 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Change in Warrants terms and conditions - CRESUD

On November 10, 2025, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash and in-kind dividend and own shares distributed to the shareholders on November 7, 2025. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.4075. Post-dividend ratio: 1.5417.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4019. Post-dividend price: USD 0.3669.

The other terms and conditions of the warrants remain the same.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Report on review of interim financial information

To the Shareholders, President and Directors of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the ‘Group’) as at September 30, 2025 and the related unaudited condensed interim consolidated statement of financial performance, statements of comprehensive income, changes in equity and cash flows for the three-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this unaudited condensed interim consolidated financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina
T: +(54.11) 4850.0000, www.pwc.com/ar

www.pwc.com.ar	Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor C1106ABG - Autonomous City of Buenos Aires, Argentina T: +(54.11) 4850.0000

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of Matter – Retroactive restatement of previously issued financial statements

Without modifying our conclusion, we draw attention to Note 1 to the accompanying unaudited condensed interim consolidated financial statements, which describes the effects of the retroactive restatement of the inflation adjustment of the share premium arising from the exercise of warrants.

Autonomous City of Buenos Aires, November 10, 2025

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

Brief comment on the Company’s activities during the period, including references to significant events that occurred after the end of the period.

Consolidated Results

(In ARS million)	3M 26	3M 25	YoY Var
Revenues	318,529	269,701	18.1%
Costs	(209,867)	(182,827)	14.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(1,759)	(2,582)	(31.9)%
Changes in the net realizable value of agricultural produce after harvest	7,272	2,666	172.8%
Gross profit	114,175	86,958	31.3%
Net gain from fair value adjustment on investment properties	217,265	(292,780)	-
Gain from disposal of farmlands	-	28,938	(100.0)%
General and administrative expenses	(27,842)	(26,256)	6.0%
Selling expenses	(27,840)	(24,155)	15.3%
Other operating results, net	(7,805)	(152)	5034.9%
Management Fee	(2,968)	-	100.0%
Result from operations	264,985	(227,447	-
Depreciation and Amortization	15,573	18,449	(15.6)%
Rights of use installments	(10,536)	(4,416)	138.6%
EBITDA (unaudited)	270,022	(213,414)	-
Adjusted EBITDA (unaudited)	58,764	97,446	(39.7)%
Results from joint ventures and associates	(4,663)	9,446	(149.4)%
Result from operations before financing and taxation	260,322	(218,001)	-
Financial results, net	(69,482)	59,979	(215.8)%
Result before income tax	190,840	(158,022)	-
Income tax expense	(80,707)	80,135	(200.7)%
Result for the period from continuing operations	110,133	(77,887)	-
Result from discontinued operations after taxes.	-	-	-
Result for the period	110,133	(77,887)	-

Attributable to
Equity holder of the parent	36,844	(34,655)	-
Non-controlling interest	73,289	(43,232)	-

Consolidated Revenues increased during the first quarter of fiscal year 2026 by 18.1% whereas Adjusted EBITDA decreased 39.7%, compared to the same period of fiscal year 2025. Agribusiness segments adjusted EBITDA was ARS 5, 648and urban properties and investments business (through IRSA) adjusted EBITDA was ARS 57,589 million.

The net result for the first quarter of fiscal year 2026 registered a gain of ARS 110,133 million. This higher result is mainly explained by the gain from changes in fair value of investment properties in the urban properties and investment business (IRSA).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

Description of Operations by Segment

3M 2026	Agribusiness	Urban Properties and Investments	Total	3M 26 vs. 3M 25
Revenues	190,163	103,202	293,365	18.7%
Costs	(159,906)	(23,236)	(183,142)	15.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,500)	-	(2,500)	(15.5)%
Changes in the net realizable value of agricultural produce after harvest	7,272	-	7,272	172.8%
Gross profit	35,029	79,966	114,995	31.2%
Net gain from fair value adjustment on investment properties	-	216,995	216,995	-
Gain from disposal of farmlands	-	-	-	(100.0)%
General and administrative expenses	(11,555)	(16,441)	(27,996)	6.0%
Selling expenses	(21,651)	(6,321)	(27,972)	15.7%
Other operating results, net	(5,487)	(2,479)	(7,966)	3943.7%
Result from operations	(3,664)	271,720	268,056	-
Share of profit of associates	(736)	(4,492)	(5,228)	(157.2)%
Segment result	(4,400)	267,228	262,828	-

3M 2025	Agribusiness	Urban Properties and Investments	Total
Revenues	151,710	95,517	247,227
Costs	(139,990)	(19,301)	(159,291)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,960)	-	(2,960)
Changes in the net realizable value of agricultural produce after harvest	2,666	-	2,666
Gross profit	11,426	76,216	87,642
Net gain from fair value adjustment on investment properties	(606)	(292,352)	(292,958)
Gain from disposal of farmlands	28,938	-	28,938
General and administrative expenses	(11,658)	(14,746)	(26,404)
Selling expenses	(18,408)	(5,767)	(24,175)
Other operating results, net	5,151	(5,348)	(197)
Result from operations	14,843	(241,997)	(227,154)
Share of profit of associates	(1,308)	10,444	9,136
Segment result	13,535	(231,553)	(218,018)

2026 Campaign

The 2026 regional agricultural campaign is progressing under favorable weather conditions and a gradual recovery in international commodity prices, although still at historically low levels. Input costs remain high relative to prices, so we continue to focus on operational efficiency and maximizing margins per hectare.

In Argentina, winter crop planting took place under optimal conditions, with strong yield prospects for wheat and early corn. Weather conditions were generally favorable, with some excess rainfall toward the end of the cycle; however, current soil moisture levels support expectations for a good start to the summer crop season.

The agricultural sector also began to benefit from improvements in the regulatory framework, most notably the reduction in export taxes and the temporary introduction of a 0% rate for certain crops, which boosted prices and enabled higher margins on production still pending commercialization from the previous campaign.

In the livestock segment, prices remain firm, supported by stronger international demand and a domestic market aligned with that trend. Cattle prices continue to outperform inflation, resulting in very healthy margins.

Our Portfolio

During the first quarter of fiscal year 2026, our portfolio under management consisted of 728,015 hectares, of which 292,954 hectares are productive and 435,061 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	72,944	138,419	315,573	526,936
Brazil	49,301	3,745	79,292	132,338
Bolivia	8,776	0	1,244	10,020
Paraguay	12,068	7,701	38,952	58,721
Total	143,089	149,865	435,061	728,015
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	68,627	10,896	-	79,523
Brazil	63,884	-	4,711	68,595
Bolivia	1,065	-	-	1,065
Total	133,576	10,896	4,711	149,183
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	3M 26	3M 25	YoY Var
Revenues	-	-	-
Costs	(62)	(87)	(28.74)%
Gross loss	(62)	(87)	(28.74)%
Net gain from fair value adjustment on investment properties	-	(606)	(100.00)%
Gain from disposal of farmlands	-	28,938	(100.00)%
General and administrative expenses	(47)	(24)	95.83%
Selling expenses	(15)	(903)	(98.34)%
Other operating results, net	(10,168)	(212)	4696.23%
Result from operations	(10,292)	27,106	(137.97)%
Segment result	(10,292)	27,106	(137.97)%
Depreciations and amortizations	11	12	(8.33)%
EBITDA	(10,281)	27,118	(137.91)%
Adjusted EBITDA	(10,281)	27,724	(137.08)%

Segment profit decreased by ARS 37,398 million compared to the first quarter of fiscal year 2025. There were no sales of farmland in the region during the first quarter of fiscal year 2026.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

II)
Agricultural Production

The result of the Farming segment reported a ARS 2,323 million gain during the first quarter of fiscal year 2026, 12.9% higher than the same period of fiscal year 2025.

in ARS million	3M 26	3M 25	YoY Var
Revenues	137,523	118,826	15.7%
Costs	(122,794)	(102,339)	20.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(2,500)	(2,960)	(15.5)%
Changes in the net realizable value of agricultural produce after harvest	7,272	2,666	172.8%
Gross profit	19,501	16,193	20.4%
General and administrative expenses	(7,003)	(6,706)	4.4%
Selling expenses	(13,482)	(11,407)	18.2%
Other operating results, net	3,976	4,624	(14.0)%
Results from operations	2,992	2,704	10.7%
Results from associates	(669)	(647)	3.4%
Segment results	2,323	2,057	12.9%
EBITDA	4,287	13,193	(67.5)%
Adjusted EBITDA	10,324	22,101	(53.3)%

II.a) Crops and Sugarcane

Crops

in ARS million	3M 26	3M 25	YoY Var
Revenues	81,829	66,273	23.5%
Costs	(72,426)	(55,334)	30.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(3,523)	(8,298)	(57.5)%
Changes in the net realizable value of agricultural produce after harvest	7,234	2,680	169.9%
Gross result	13,114	5,321	146.5%
General and administrative expenses	(4,911)	(4,812)	2.1%
Selling expenses	(11,733)	(10,133)	15.8%
Other operating results, net	4,104	4,207	(2.4)%
Profit from operations	574	(5,417)	-
Results from associates	(663)	(646)	2.6%
Activity Profit	(89)	(6,063)	(98.5)%

Sugarcane

in ARS million	3M 26	3M 25	YoY Var
Revenues	33,059	40,721	(18.8)%
Costs	(31,014)	(36,025)	(13.9)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,051	1,501	(30.0)%
Gross result	3,096	6,197	(50.0)%
General and administrative expenses	(1,101)	(980)	12.3%
Selling expenses	(784)	(459)	70.8%
Other operating results, net	(128)	45	-
Profit from operations	1,083	4,803	(77.5)%
Activity profit	1,083	4,803	(77.5)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

Operations

Production Volume (1)	3M 26	3M 25	3M 24	3M 23	3M 22
Corn	209,181	123,153	223,968	162,906	229,203
Soybean	279	29	92,423	394	90
Wheat	51	14	21,419	115	531
Sorghum	343	1,133	5,922	2,123	2,840
Sunflower	63	-	8,710	(3)	-
Cotton	24,095	20,807	14,180	3,353	3,094
Other	2,415	601	7,236	390	1,631
Total Crops (tons)	236,427	145,737	373,858	169,278	237,389
Sugarcane (tons)	798,672	-	989,535	1,061,216	1,059,914
(1)
Includes BrasilAgro, Acres del Sud, Ombú, Yatay y Yuchán. Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volume of	3M 26			3M 25			3M 24			3M 23			3M 22
Sales (3)	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total
Corn	93.9	13.4	107.3	68.2	13.8	82.0	84.9	38.0	122.9	100.2	42.8	143.0	129.7	22.0	151.7
Soybean	59.5	42.5	102.0	21.7	54.7	76.4	11.9	27.1	39.0	29.6	13.1	42.7	48.7	46.6	95.3
Wheat	12.4	-	12.4	1.3	-	1.3	2.7	-	2.7	0.6	-	0.6	0.8	-	0.8
Sorghum	-	-	-	10.2	-	10.2	1.9	-	1.9	8.1	-	8.1	6.3	-	6.3
Sunflower	0.3	-	0.3	0.2	-	0.2	1.7	-	1.7	-	-	-	0.1	-	0.1
Cotton	6.6	0.2	6.8	3.6	1.4	5.0	3.3	0.2	3.5	1.4	-	1.4	1.6	-	1.6
Others	4.8	-	4.8	3.2	-	3.2	2.6	-	2.6	1.2	-	1.2	3.3	0.8	4.1
Total Crops (thousand ton)	177.5	56.1	233.6	108.4	69.9	178.3	109.0	65.3	174.3	141.1	55.9	197.0	190.5	69.4	259.9
Sugarcane (thousands ton)	798.7	-	798.7	-	-	-	989.5	-	989.5	955.2	-	955.2	1.056.7	-	1.056.7
(1)
Local Market
(2)
International Market
(3)
Includes BrasilAgro. Does not include Agro-Uranga S.A

The Grains activity presented a positive variation by ARS 5.974 million, from a ARS 6,063 million loss during the first quarter of fiscal year 2025 to a ARS 89 million loss during the same period of fiscal year 2026, mainly because of:

●
A gain in production and holding results in Argentina, driven by a better price performance relative to inflation, mainly in corn and soybeans.

●
Partially offset by a loss in sales and production results in Brazil, due to lower average prices per ton, mainly in cotton.

The result of the Sugarcane activity decreased by 77.5%, from a gain of ARS 4,803 million in the first quarter of fiscal year 2025 to a gain of ARS 1,083 million in the same period of 2026. This is mainly due to a lower profit in net sales results from commodity derivatives in Brazil.

Area in Operation (hectares) (1)	As of 09/30/25	As of 09/30/24	YoY Var
Own farms	114,187	141,000	(19.0)%
Leased farms	169,181	125,248	35.1%
Farms under concession	22,386	22,391	0.0%
Own farms leased to third parties	14,287	17,402	(17.9)%
Total Area Assigned to Production	320,041	306,041	4.6%
(1)
Includes Agro-Uranga.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

II.b) Cattle Production

Production Volume	3M 26	3M 25	3M 24	3M 23	3M 22
Cattle herd (tons)(1)	2,535	2,393	1,895	1,916	1,468
(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of				3M 25			3M 24		3M 23			3M 22
Sales (1)		F.M	Total	D.M	F.M	Total	D.M F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	6.4	-	6.4	45.7	-	45.7	3.6	3.6	2.8	-	2.8	3.0	-	3.0
D.M.: Domestic market
F.M.: Foreign market

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

Cattle
 '
In ARS Million	3M 26	3M 25	YoY Var
Revenues	20,772	10,927	90.1%
Costs	(18,544)	(8,894)	108.5%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(28)	3,837	(100.7)%
Changes in the net realizable value of agricultural produce after harvest	38	(14)	-
Gross Profit	2,238	5,856	(61.8)%
General and administrative expenses	(805)	(686)	17.3%
Selling expenses	(870)	(711)	22.4%
Other operating results, net	-	410	-
Result from operations	563	4,869	(88.4)%
Results from associates	(6)	(1)	500.0%
Activity Result	557	4,868	(88.6)%

Area in operation – Cattle (hectares) (1)	As of 09/30/25	As of 09/30/24	YoY Var
Own farms	59,192	69,180	(14.4)%
Leased farms	10,896	10,896	0.0%
Farms under concession	2,876	2,696	6.7%
Own farms leased to third parties	2,797	-	-
Total Area Assigned to Cattle Production	75,761	82,772	(8.5)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 09/30/25	As of 09/30/24	YoY Var
Breeding stock	55,585	60,894	(8.7)%
Winter grazing stock	16,546	11,132	48.6%
Sheep stock	12,042	10,268	17.3%
Total Stock (heads)	84,173	82,294	2.3%

The result of the Cattle activity decreased by 88,6%, from a ARS 4,868 million gain during the first quarter of fiscal year 2025 to a ARS 557 million gain in the same period of fiscal year 2026. This decline is mainly explained by higher costs that were not offset by the kilograms of beef produced or the increase in prices.

II.c) Agricultural Rental and Services
 '
In ARS Million	3M 26	3M 25	YoY Var
Revenues	1,863	905	105.9%
Costs	(810)	(2,086)	(61.2)%
Gross profit	1,053	(1,181)	-
General and Administrative expenses	(186)	(228)	(18.4)%
Selling expenses	(95)	(104)	(8.7)%
Other operating results, net	-	(38)	-
Result from operations	772	(1,551)	-
Activity Result	772	(1,551)	-

The result of the activity increased by ARS 2,323 million, from a ARS 1,551 million loss in the first quarter of fiscal year 2025 to a ARS 772 million gain in the same period of 2026.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment increased by ARS 19,221 million, going from a loss of ARS 14,503 million for the three-month period of fiscal year 2025 to an ARS 4,718 million gain for the same period of fiscal year 2026, due to a gain on stockpiling and consignment operations.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

In ARS Million	3M 26	3M 25	YoY Var
Revenues	52,640	32,884	60.1%
Costs	(37,050)	(37,564)	(1.4)%
Gross result	15,590	(4,680)	-
General and administrative expenses	(3,356)	(3,803)	(11.8)%
Selling expenses	(8,154)	(6,098)	33.7%
Other operating results, net	705	739	(4.6)%
Result from operations	4,785	(13,842)	-
Profit from associates	(67)	(661)	(89.9)%
Segment Result	4,718	(14,503)	-
EBITDA	5,635	(12,998)	-
Adjusted EBITDA	5,605	(13,038)	-

IV) Corporate Segment

The negative result went from a loss of ARS 1,125 million in the first quarter of the fiscal year 2025 to a ARS 1,149 million loss in the same period of fiscal year 2026.

In ARS Million	3M 26	3M 25	YoY Var
General and administrative expenses	(1,149)	(1,125)	2.1%
Loss from operations	(1,149)	(1,125)	2.1%
Segment loss	(1,149)	(1,125)	2.1%
EBITDA	(1,143)	(1,125)	1.6%
Adjusted EBITDA	(1,143)	(1,125)	1.6%

Urban Properties and Investments Business (through our subsidiary Irsa Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2025, our direct and indirect equity interest in IRSA was 53.32% over stock capital.

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

en ARS Millones	3M 26	3M 25	Var a/a
Revenues	129,063	118,383	9.0%
Results from operations	271,345	(242,308)	-
EBITDA	274,584	(239,289)	-
Adjusted EBITDA	57,589	62,275	(7.5)%
Segment results	267,228	(231,553)	-

Consolidated revenues from sales, rentals and services increased by 9.0% during the first quarter of fiscal year 2026 compared to the same period of 2025. Adjusted EBITDA reached ARS 57,589 million, 7.5% lower than in the same period of the previous fiscal year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

Financial Indebtedness and Other

The following tables contain a breakdown of the company’s indebtedness as of September 30, 2025:

Agricultural Business

Description	Currency	Amount (USD MM)(1)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	0.0	Variable	< 30 days
Series XXXVIII	USD	70.4	8.00%	mar-26
Series XLII	USD	30.0	0.00%	may-26
Series XLV	USD	10.2	6.00%	aug-26
Series XL	USD	38.2	0.00%	dec-26
Series XLIV	USD	39.8	6.00%	jan-27
Series XLVI	USD	23.8	1.50%	jul-27
Series XLIX	USD	31.3	7.25%	sep-27
Series XLVIII	USD	43.7	8.00%	jul-28
Series XLVII	USD	64.4	7.00%	nov-28
Other debt	USD	45,0
CRESUD’s Total Debt (3)	USD	396.8
Cash and cash equivalents (3)	USD	47.9
CRESUD’s Net Debt	USD	348.9
Brasilagro’s Total Net Debt	USD	120.6
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 1380.0 ARS/USD and 5.322 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	2.7	Variable	< 360 days
Series XVII	USD	25.0	5.00%	dec-25
Series XX	USD	21.3	6.00%	jun-26
Series XVIII	USD	21.4	7.00%	feb-27
Series XXII	USD	15.8	5.75%	oct-27
Series XIV	USD	67.1	8.75%	jun-28
Series XXIII	USD	51.5	7.25%	oct-29
Series XVIV	USD	293.7	8.00%	mar-35
IRSA’s Total Debt	USD	498.5
Cash & Cash Equivalents + Investments (2)	USD	310.8
IRSA’s Net Debt	USD	187.7
(1) Principal amount in USD (million) at an exchange rate of ARS 1,380.0/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Sep-25	Sep-24	Sep-23	Sep-22	Sep-21
Current assets	1,420,170	1,060,452	1,282,471	1,161,976	1,205,768
Non-current assets	4,418,988	3,813,841	5,054,703	4,892,008	5,005,204
Total assets	5,839,158	4,874,293	6,337,174	6,053,984	6,210,972
Current liabilities	1,067,234	970,471	1,166,202	1,272,366	1,058,251
Non-current liabilities	2,246,474	1,716,711	2,234,962	2,341,861	3,140,216
Total liabilities	3,313,708	2,687,182	3,401,164	3,614,227	4,198,467
Total capital and reserves attributable to the shareholders of the controlling company	1,085,491	983,851	1,296,456	990,627	630,612
Minority interests	1,439,959	1,203,260	1,639,554	1,449,130	1,381,893
Shareholders’ equity	2,525,450	2,187,111	2,936,010	2,439,757	2,012,505
Total liabilities plus minority interests plus shareholders’ equity	5,839,158	4,874,293	6,337,174	6,053,984	6,210,972

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

Comparative Summary Consolidated Statement of Income Data

In ARS million	Sep-25	Sep-24	Sep-23	Sep-22	Sep-21
Gross profit	114,175	86,958	101,202	93,013	101,416
Profit from operations	264,985	(227,447)	474,001	(6,579)	(49,080)
Results from associates and joint ventures	(4,663)	9,446	7,674	8,061	(3,676)
Profit from operations before financing and taxation	260,322	(218,001)	481,675	1,482	(52,756)
Financial results, net	(69,482)	59,979	7,981	61,258	56,855
Profit before income tax	190,840	(158,022)	489,656	62,740	4,099
Income tax expense	(80,707)	80,135	(167,927)	(11,893)	46,303
Result of the period of continuous operations	110,133	(77,887)	321,729	50,847	50,402
Result for the period	110,133	(77,887)	321,729	50,847	50,402
Controlling company’s shareholders	36,844	(34,655)	166,248	33,746	36,230
Non-controlling interest	73,289	(43,232)	155,481	17,101	14,172

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Sep-25'	Sep-24'	Sep-23'	Sep-22'	Sep-21'
Net cash generated by operating activities	151,967	53,327	145,462	78,653	162,171
Net cash (used in) / generated by investment activities	(158,814)	(68,673)	12,454	15,646	(3,725)
Net cash used in financing activities	(39,188)	(27,385)	(101,883)	(224,977)	(167,101)
Total net cash generated during the fiscal period	(46,035)	(42,731)	56,033	(130,678)	(8,655)

Ratios

In ARS million	Sep-25	Sep-24	Sep-23	Sep-22	Sep-21
Liquidity (1)	1.33	1.09	1.10	0.91	1.14
Solvency (2)	0.76	0.81	0.86	0.68	0.48
Restricted capital (3)	0.76	0.78	0.80	0.81	0.81
Indebtedness (4)	3.05	2.73	2.62	3.65	6.66
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets
(4) Total Liabilities / Equity attributable to the controlling interest.

Material events of the quarter and subsequent events

July 2025: Notes issuance

On July 11, 2025, Cresud issued Notes on the local market for a total amount of USD 43.7 million through the following instrument:

●
Series XLVIII: Denominated in dollars for USD 43.7 million, with 8.0% interest rate, with semi-annual payments. The Capital amortization will be 100% at maturity, on July 11, 2028. The issuance price was 100.0%.

September 2025: New RTRS Certifications for Soybean and Corn

On September 1, 2025, the Company announced that it has obtained new RTRS (Round Table on Responsible Soy Association) certifications for the production of soy and corn during the 2024/25 season in 7 establishments in Argentina (2 owned – Los Sauces and San Pedro + 5 leased) which add to the 2 previously certified (La Gramilla – El Tigre).

The RTRS certification, renowned in the agricultural sector and highly valued by the international market, recognizes the company’s commitment to complying with laws and good business practices, providing good working conditions, respecting and engaging with local communities, caring for the environment, and producing under proper agricultural practices.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

We have reached 36,000 certified tons of both soy and corn, representing 25% and 15% of CRESUD’s production in Argentina, respectively. This achievement reinforces our commitment to good agricultural practices, environmental care, and the adoption of globally recognized quality standards.

September 2025: Notes issuance

On September 2, 2025, Cresud issued Notes on the local market for a total amount of USD 31.3 million through the following instrument:

●
Series XLIX: Denominated in dollars for USD 31.3 million, with 7.25% interest rate, with semi-annual payments. The Capital amortization will be 100% at maturity, on September 2, 2027. The issuance price was 100.0%.

September 2025: Warrants Exercise

Between September 17 and 25, 2025, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 17,769,882 ordinary shares of the Company were registered, with a face value of ARS 1. As a result of the exercise, USD 7,141,716 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 614,074,273 to 631,844,155, and the number of outstanding warrants decreased from 73,294,802 to 60,669,566.

October 2025: General Ordinary and Extraordinary Shareholders’ Meeting

On October 30, 2025, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of a cash or in kind dividend of ARS 88,500 million as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2025.

●
Distribution of own treasury shares.

●
To include the possibility of exercising the warrants to subscribe new shares by delivering shares for the difference between the cash exercise price and the equivalent market value, paying only the nominal value of the shares.

On November 7, 2025, the Company distributed among its shareholders the cash dividend in an amount of ARS 65,079,917,808.30 and a dividend in kind in the amount of ARS 28,702,000,000.00. The dividend in kind will consist of the delivery of 12,700,000 shares of IRSA INVERSIONES Y REPRESENTACIONES S.A., with a par value of ARS 10 each, owned by the Company, at the closing price of ARS 2,260.00 as of October 29, 2025. This distribution is equivalent to 10.38769027273% of the share capital entitled to receive dividends in the case of the cash dividend and 4.5812517324644% in the case of the dividend in kind, based on a total of 626,509,995 shares outstanding.

Regarding the cash dividend, the amount per common share (par value ARS 1) was ARS 103.8769027273, and the amount per American Depositary Share (“ADS”) was ARS 1,038.769027273. Regarding the dividend in kind, shareholders received 0.020271025365 IRSA shares (par value ARS 10) per Cresud common share, and 0.20271025365 IRSA shares (par value ARS 10) per ADS.

Additionally, it has distirbuted treasury shares of the Company, previously acquired, totaling 5,300,000 book-entry common shares, each entitled to one vote and with a par value of ARS 1. The share distribution corresponds to 0.0084595617664 Cresud shares per common share and 0.084595617664 per American Depositary Share (“ADS”), representing 0.84595617664% of the share capital represented by 626,509,995 shares of par value ARS 1, net of treasury shares.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the three-month period ended September 30 (in ARS million)
	2025	2024
Result for the period	110,133	(77,887)
Income tax expense	80,707	(80,135)
Net financial results	69,482	(59,979)
Share of profit of associates and joint ventures	4,663	(9,446)
Depreciation and amortization	15,573	18,449
Rights of use installments	(10,536)	(4,416)
EBITDA (unaudited)	270,022	(213,414)
Gain from fair value of investment properties, not realized - agribusiness	-	606
Gain from fair value of investment properties, not realized - Urban Properties Business	(217,265)	292,174
Realized sale – Real Estate	-	(14)
Initial recognition and changes in fair value of biological assets	(4,772)	295
Realized initial recognition and changes in fair value of biological assets	10,779	8,573
Reversal of provision for directors’ fees	-	9,226
Adjusted EBITDA (unaudited)	58,764	97,446

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of September 30, 2025

Brief comment on prospects for the fiscal year

The 2026 regional campaign continues to progress under favorable weather conditions and a scenario of stable international commodity prices, although still at historically low levels. Input costs remain high relative to prices, requiring continued focus on operational efficiency and margins per hectare.

In Argentina, the October election results, which ratified the continuation of the economic direction pursued by the current administration, bring greater macroeconomic stability and predictability, strengthening the outlook for the agricultural sector. The gradual reduction of export duties and exchange rate liberalization continue to create a favorable environment for investment and profitability. In this context, we maintain our strategy of expanding planted areas - both on owned and leased farms- and intensifying our livestock operations, mainly through feedlots in Salta and La Pampa, leveraging the favorable input-to-output ratio and firm cattle prices.

In BrasilAgro, favorable weather conditions persist, and higher production volumes are expected, although with tighter margins, which should support positive results despite pressure on certain crops such as soybeans and cotton.

In relation to our rural real estate activity, we continue to observe incipient signs of recovery in farmland values in Argentina, together with greater interest in our assets. As part of our strategy, we remain focused on rotating our land portfolio, prioritizing the sale of farms that have reached their highest level of appreciation.

Our agricultural services business, through FyO, maintains a positive outlook for growth in grain trading and the expansion of the input business across the region, while Amauta continues to strengthen its offering of sustainable plant nutrition solutions in Argentina and neighboring countries.

At IRSA, we observe a positive performance in rental segments - shopping malls and offices -, and the first construction works at the Ramblas del Plata project in Puerto Madero Sur are expected to begin soon, along with progress in other strategic developments that position the company for a new stage of growth.

In line with the policy of recent years, we will continue to work on reducing and improving the efficiency of our cost structure, using financial and corporate tools that strengthen our market position and ensure adequate liquidity to meet our obligations, including debt issuances, share repurchase programs, dividend distributions, and potential asset disposals.

With a diversified rural and urban real estate portfolio, a management team with extensive experience, and a solid track record in accessing capital markets, CRESUD is well positioned to capture the opportunities arising from this new economic cycle.

Alejandro G. Elsztain
CEO

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